                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

/X/   Annual Report Pursuant to Section 15(d) of  the Securities Exchange Act of
      1934

For the fiscal year ended DECEMBER 31, 2004

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to
                               -------------       -------------



                           Commission File No. 1-3548




                    MINNESOTA POWER AND AFFILIATED COMPANIES
                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

                            (Full Title of the Plan)

                          -----------------------------

                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                          -----------------------------

                                      INDEX


                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       2

Statement of Net Assets Available for Benefits -
    December 31, 2004 and 2003                                                3

Statement of Changes in Net Assets Available for Benefits -
    Year Ended December 31, 2004                                              4

Notes to Financial Statements                                                 5

Supplemental Schedules

    Schedule I:     Schedule of Assets (Held at End of Year) -
                            December 31, 2004                                12

    Schedule II:    Schedule of Assets (Acquired and Disposed
                            of Within Year) -
                            Year Ended December 31, 2004                     13

    Schedule III:   Schedule of Reportable Transactions in
                            Excess of 5% of Fair Value of Plan Assets -
                            Year Ended December 31, 2004                     14

Signatures                                                                   15



Note: Other schedules required by 29 CFR 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

1                          ALLETE 2004 RSOP Form 11-K

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan


We have audited the accompanying statement of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2003 were audited by other auditors whose report dated May 28, 2004, expressed an unqualified opinion on those statements.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets (Held at End of Year) - December 31, 2004, Schedule of Assets (Acquired and Disposed of Within Year) - Year Ended December 31, 2004 and Schedule of Reportable Transactions - Year Ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Reilly, Penner & Benton LLP


Milwaukee, Wisconsin
June 7, 2005

                           ALLETE 2004 RSOP Form 11-K                          2


                    MINNESOTA POWER AND AFFILIATED COMPANIES
                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                    Thousands

                                                           DECEMBER 31,
                                                   2004                   2003
--------------------------------------------------------------------------------

ASSETS

     Investments
         Participant Funds                       $260,432               $249,857
         Unallocated Funds                        104,877                106,608
--------------------------------------------------------------------------------

                                                  365,309                356,465
--------------------------------------------------------------------------------

     Contributions Receivable
         Participant                                  305                    337
         Employer                                   1,521                    799
--------------------------------------------------------------------------------

                                                    1,826                  1,136
--------------------------------------------------------------------------------

     Cash                                               3                      2

--------------------------------------------------------------------------------

                                                  367,138                357,603
--------------------------------------------------------------------------------

LIABILITIES

     Accrued Interest                               2,387                  2,386

     Long-Term Debt                                69,818                 71,182
--------------------------------------------------------------------------------

                                                   72,205                 73,568
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                $294,933               $284,035
--------------------------------------------------------------------------------

        The accompanying notes are an integral part of these statements.

3                          ALLETE 2004 RSOP Form 11-K

                                       MINNESOTA POWER AND AFFILIATED COMPANIES
                                      RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                       Thousands


                                                                          YEAR ENDED DECEMBER 31, 2004
                                                               --------------------------------------------------
                                                               PARTICIPANT          UNALLOCATED
                                                                  FUNDS                FUNDS              TOTAL
-----------------------------------------------------------------------------------------------------------------

INVESTMENT INCOME
     Dividend Income                                            $  6,645              $ 3,400           $ 10,045
     Interest Income                                                 138                    -                138
     Net Appreciation in Fair Value of Investments                20,099                5,649             25,748
     Other                                                            14                    -                 14
-----------------------------------------------------------------------------------------------------------------
                                                                  26,896                9,049             35,945
-----------------------------------------------------------------------------------------------------------------

CONTRIBUTIONS
     Participant                                                   8,951                    -              8,951
     Employer                                                          -                2,839              2,839
     Rollover                                                        281                    -                281
-----------------------------------------------------------------------------------------------------------------
                                                                   9,232                2,839             12,071
-----------------------------------------------------------------------------------------------------------------

DEDUCTIONS
     Participants' Withdrawals                                   (22,898)                   -            (22,898)
     Interest Expense                                                  -               (7,185)            (7,185)
     Administrative Expenses                                          (1)                (129)              (130)
-----------------------------------------------------------------------------------------------------------------
                                                                 (22,899)              (7,314)           (30,213)
-----------------------------------------------------------------------------------------------------------------

TRANSFERS AND ALLOCATIONS
     Transfers to Retirement Plans                                (6,905)                   -             (6,905)
     Allocations to Participants                                   3,577               (3,577)                 0
-----------------------------------------------------------------------------------------------------------------
                                                                  (3,328)              (3,577)            (6,905)
-----------------------------------------------------------------------------------------------------------------

NET INCREASE                                                       9,901                  997             10,898
NET ASSETS AVAILABLE FOR BENEFITS

     Beginning of Year                                           249,389               34,646            284,035
-----------------------------------------------------------------------------------------------------------------
     End of Year                                                $259,290              $35,643           $294,933
-----------------------------------------------------------------------------------------------------------------

                                  The accompanying notes are an integral part of these statements.

                           ALLETE 2004 RSOP Form 11-K                          4

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The  Minnesota  Power and  Affiliated  Companies  Retirement  Savings  and Stock
Ownership Plan (RSOP or Plan) is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and qualifies as an employee stock ownership plan and profit sharing plan. At December 31, 2004, there were 1,856 participants in the RSOP. Participating affiliated companies (collectively, the Companies) at December 31, 2004, included:

    - ALLETE, Inc. (ALLETE, or Company)
    - Minnesota Power (an operating division of ALLETE)
    - Superior Water, Light and Power Company
    - Enventis Telecom, Inc.
    - MP Affiliate Resources, Inc.

The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).

BASIS OF PRESENTATION

Participant funds represent the participants' 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund. Unallocated funds represent unallocated shares to be allocated to the ALLETE RSOP Stock Fund in the future.

ADMINISTRATION

The Plan is administered for the Companies by the Employee Benefit Plans Committee (Committee). The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 10 members who were appointed by the Board of Directors of ALLETE. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee receive no compensation for their services with respect to the Plan.

The responsibility of the Committee includes the determination of compliance with the Plan's eligibility requirements, as well as, the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The Committee has the authority to establish, modify and repeal policies and procedures as it may deem necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants and such other persons as it shall deem necessary or desirable in the administration of the Plan. Administration fees and expenses of agents, outside experts, consultants and investment managers are paid by the Companies or the Plan. The Plan charges participants who take participant loans or use the Plan's self-managed brokerage account feature for expenses relating to such loans or accounts.

American Express Retirement Services, a service group of American Express Financial Advisors Inc., and American Express Trust Company (collectively, American Express) is the service provider for the Plan handling participant recordkeeping and certain other administrative responsibilities. American Express allows the Plan to value accounts daily and provides participants flexibility with regard to investment of their account balances. American Express Trust Company (Trustee), which is located at 994 AXP Financial Center, Minneapolis, Minnesota, 55474-0507, is the trustee for the Plan. The Trustee carries $25 million of blanket bond insurance and $5 million of professional liability insurance.

5                          ALLETE 2004 RSOP Form 11-K

PARTICIPANT INVESTMENT OPTIONS

The Plan's 401(k) investment fund options at December 31, 2004, are listed below. Detailed descriptions of the investment options and risk profiles are available in the corresponding fund's prospectus.

    - ALLETE Stock Fund
    - American Express Trust Bond Index Fund II
    - American Express Trust Income Fund II
    - American Express Trust Small Cap Equity Index Fund II
    - Artisan International Fund
    - AXP New Dimensions Fund
    - Dodge & Cox Stock Fund
    - Fidelity Magellan Fund
    - The Oakmark Equity and Income Fund
    - Oppenheimer Developing Markets Fund
    - Royce Low-Priced Stock Fund
    - Templeton Foreign Fund
    - Vanguard Institutional Index Fund
    - Vanguard Mid-Cap Index Fund
    - William Blair Small Cap Growth Fund

Participants may also establish a self-managed brokerage account which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stock, bonds and mutual funds. Participants that have a self-managed brokerage account pay an annual fee in addition to any trading fees incurred upon investment changes. Participants may change their level of contribution, change their investment election for future contributions and make transfers between investment options at any time by contacting American Express.

EMPLOYEE STOCK OWNERSHIP BENEFITS - ALLETE RSOP STOCK FUND

ALLETE sponsors a leveraged employee stock ownership plan (ESOP) within the RSOP. Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. These benefits are primarily funded by payments made by the Plan on two loans (see First Suspense Account and Second Suspense Account). Shares of Common Stock are allocated to eligible employees as provided by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account and Matching Account). The shares of Common Stock allocated to a participant's ALLETE RSOP Stock Fund come from the First and Second Loan Suspense Accounts, as determined by ALLETE. Each participant's account value, however, is determined on a unit basis and consists of both Common Stock and cash. (See Note 5.) The unit value is adjusted each business day to reflect investment results including cash.

With the exception of a participant's Basic Pre-1989 Account, dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund. Participants with a Basic Pre-1989 Account may make an election, at any time, to receive dividends paid on their Basic Pre-1989 Account in cash. Units within a participant's Basic Pre-1989 Account can be withdrawn at any time, while all other units within a participant's ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 1/2 or terminates employment. Participants may transfer all or any part of their ALLETE RSOP Stock Fund excluding their Basic Pre-1989 Account to other 401(k) investment options at any time.

FIRST SUSPENSE ACCOUNT. In 1989 the RSOP was amended to establish a leveraged First Suspense Account. The First Suspense Account originally consisted of 633,849 shares of Common Stock (422,566 shares adjusted for stock splits) purchased for the benefit of eligible Plan participants with proceeds from a 15-year $16.5 million loan (First Loan) with a variable interest rate equal to LIBOR plus 1.75% fixed for 30, 60, 90 or 180 days at ALLETE's option. On August 21, 2004, this loan was paid in full. The First Suspense Account provided that as the First Loan is repaid, shares of Common Stock in the First Suspense Account were allocated to each participant's various ALLETE RSOP Stock Fund accounts based on the applicable allocation methods as defined in the Plan and summarized below. The remaining 61,704 shares of Common Stock related to this loan were allocated in 2004.

                           ALLETE 2004 RSOP Form 11-K                          6

SECOND SUSPENSE ACCOUNT. The RSOP was again amended in 1990 to establish a leveraged Second Suspense Account and borrow an additional $75 million (Second
Loan) to acquire 2,830,188 newly issued shares of Common Stock (1,886,792 shares adjusted for stock splits) from ALLETE for the benefit of eligible participants. Under this amendment, active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to: (a) dividends payable on shares held by those participants in the Plan and (b) tax savings generated from the deductibility of dividends paid on all shares of Common Stock held in the RSOP as of August 4, 1989. In accordance with this amendment, the trustee issued a promissory note to ALLETE for $75 million at a 10.25% interest rate with a term not to exceed 25 years. The Second Suspense Account may also provide for other allocation types as determined by the Company.

BASIC ACCOUNT. Participants' Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants' Basic Accounts ceased after 1986.

SPECIAL ACCOUNT. For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed to the ALLETE RSOP Stock Fund an amount equal to the estimated income tax benefit of the dividend deduction associated with eligible shares in the Basic Account. Shares of Common Stock purchased with these contributions were allocated to the participants' Special Account.

PARTNERSHIP ACCOUNT. Since 1989 partnership allocations have been made to each nonunion participant's Partnership Account based on the ratio of a participant's annual compensation to the annual compensation of all eligible participants. If the value of the shares credited to a participant's Partnership Account is less than 3.5 percent of the participant's eligible annual compensation, the Companies will contribute additional shares to make up the difference.

BARGAINING UNIT ACCOUNT. Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 0.75 percent of each union participant's eligible compensation. Effective February 1, 2004, the allocation percentage increased to 1.0 percent of each union participant's eligible compensation.

MATCHING ACCOUNT. Quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 50 percent of each nonunion participant's 401(k) before-tax contributions, disregarding contributions in excess of 4 percent of the participant's periodic pay for the period (8 percent for Enventis Telecom, Inc. employees).


CONTRIBUTIONS

PARTICIPANT CONTRIBUTIONS to the Plan consist of the following:

    - BEFORE-TAX CONTRIBUTIONS. Before-tax contributions consist of salary reduction contributions, results sharing contributions and flexible dollar contributions. Total before-tax contributions in 2004 could not exceed $13,000 for participants less than age 50 or $16,000 for participants at least age 50, as permitted under Section 401(k) of the Internal Revenue Code (Code).

      - SALARY REDUCTION CONTRIBUTIONS. Salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

      - RESULTS SHARING CONTRIBUTIONS. Results sharing contributions are equal to the portion (up to 100 percent) of the Results Sharing Award the participant irrevocably agrees to forgo and that, pursuant to the ALLETE Results Sharing Program, would otherwise be paid to the participant.

      - FLEXIBLE DOLLAR CONTRIBUTIONS. Nonunion participants may make flexible dollar contributions equal to the portion (up to 100 percent) of flexible dollars the participant irrevocably agrees to forgo and that, pursuant to the Minnesota Power and Affiliated Companies Flexible Compensation Plan, would otherwise be used for other benefits or paid to the participant. Effective January 1, 2005, flexible dollar contributions are no longer eligible for deferral into the Plan.

7                          ALLETE 2004 RSOP Form 11-K

      - VOLUNTARY CONTRIBUTIONS (AFTER-TAX CONTRIBUTIONS). Each participant is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant shall not exceed 25 percent of the participant's compensation per pay period.

      - ROLLOVERS. Contributions by participants may also be made through rollovers from other qualified plans.

EMPLOYER CONTRIBUTIONS for each year are paid to the Trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation and modification of the Plan (commonly characterized as "settlor" functions) are paid by the Companies.


VESTING AND FORFEITURE ACCOUNT

As of July 1, 2001, all contributions plus actual earnings thereon are fully vested and nonforfeitable. A forfeiture account, which consists of previously forfeited nonvested accounts, totaled $27,000 at December 31, 2004 ($33,000 at December 31, 2003) and is invested in American Express Trust Income Fund II. Dollars from the forfeiture account will be used to reduce future Plan expenses.


DISTRIBUTIONS AND WITHDRAWALS

A participant may elect, at any time, to receive in cash future dividends paid on Common Stock shares in their ALLETE RSOP Stock Fund Basic Pre-1989 Account and ALLETE Stock Fund.

Prior to termination, a participant may withdraw, at any time, all or any part of their:
    - Plan accounts, if the participant has attained age 59 1/2;
    - After-tax account, regardless of the participant's age; or
    - Pre-1989 Basic Account, regardless of the participant's age.

When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive all or any part of their Plan accounts.

TRANSFERS TO RETIREMENT PLANS. Upon retirement, participants may elect to transfer their Plan account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B, if the participant is receiving a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $6,905,000 for 2004.

LOAN PROGRAM. The Plan allows participants to borrow money from their Plan accounts. The maximum amount a participant may borrow is equal to the lesser of
(a) the participant's aggregate before-tax account, after-tax account and rollover account balances, (b) 50 percent of their total Plan balance, or (c) $50,000. The loans may not be less than $1,000. The loans are for terms up to five years for a general purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are redeposited into the participant's Plan accounts. Participants are required to pay a $50 loan application fee to cover the cost of processing the loan.


PLAN TERMINATION

The Companies reserve the right to reduce, suspend or discontinue their contributions to the Plan, at any time, or to terminate the Plan in its entirety subject to the provisions of ERISA and the Code. If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan.

                           ALLETE 2004 RSOP Form 11-K                          8

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at their fair value based on quoted market prices. Collective fund investments are reported at net asset value which approximates fair value. Participants' loans are reported at estimated fair value which represents outstanding principal and any related accrued interest.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on disposed investments and the unrealized appreciation (depreciation) on those investments owned at year end.

The Plan invests in various funds that are a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.


NOTE 3 - ALLETE SPIN-OFF AND REVERSE STOCK SPLIT

On September 20, 2004, ALLETE spun off ADESA, Inc. (ADESA), its Automotive Services business, by distributing to ALLETE shareholders all of ALLETE's shares of ADESA common stock. One share of ADESA common stock was distributed for each outstanding share of ALLETE common stock held at the close of business on the September 13, 2004, record date. Also, on September 20, 2004, ALLETE's one-for-three reverse common stock split became effective. All common share amounts have been adjusted for all periods to reflect the one-for-three reverse stock split.

Participants in the ALLETE RSOP Stock Fund and the ALLETE Stock Fund received a pro rata share of ADESA common stock based on the unitization formula used to determine a participant's equivalent number of ALLETE shares on the date of the spin-off. The ADESA RSOP Stock Fund and the ADESA Stock Fund (ADESA Funds) were established to capture the ADESA shares received in this spin-off and are not investment fund options. Participants may transfer out of the ADESA Funds at any time. The decision to transfer out of either of the ADESA Funds results in a sale of ADESA common stock, but will not result in a purchase of ALLETE common stock, unless the participant chooses to transfer those funds to the ALLETE Stock Fund. Beginning in September 2005, an independent trustee, hired by ALLETE, is expected to start selling any remaining ADESA common stock and purchasing ALLETE common stock according to the requirements of the RSOP. Once all the ADESA common stock has been sold, and ALLETE common stock has been purchased, remaining participant balances in the ADESA RSOP Stock Fund and the ADESA Stock Fund will be transferred to the corresponding ALLETE RSOP Stock Fund and the ALLETE Stock Fund.

As a result of the September 2004 spin-off of ADESA, the RSOP received 3.3 million shares of ADESA common stock related to unearned ESOP shares that have not been allocated to participants. The RSOP was required to sell the ADESA common stock and use the proceeds to purchase ALLETE common stock on the open market. Under the direction of an independent trustee, at December 31, 2004, the RSOP had sold all of these ADESA shares which resulted in total proceeds of $65.9 million and had used $35.6 million of the proceeds to purchase 1.0 million shares of ALLETE common stock during the fourth quarter of 2004. (See Note 7.)

9                          ALLETE 2004 RSOP Form 11-K

NOTE 4 - FEDERAL INCOME TAX STATUS

A favorable determination letter dated March 23, 2004, was obtained from the Internal Revenue Service stating that the RSOP, as amended and restated effective January 1, 2002, qualified as an employee stock ownership plan and a profit sharing plan under Section 401(a) of the Code.

The Plan has subsequently been amended and the Committee continues to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan received a private letter ruling from the Internal Revenue Service, dated November 23, 2004, which allowed the Plan until May 25, 2006, to complete the sale of 3.3 million shares of unallocated ADESA common stock and use the proceeds to purchase unallocated ALLETE common stock. (See Notes 3 and 7.)


NOTE 5 - INVESTMENTS

FAIR/NET ASSET VALUE OF INVESTMENTS
REPRESENTING 5 PERCENT OR MORE OF ASSETS
AS OF DECEMBER 31,                                                                     2004                 2003
--------------------------------------------------------------------------------------------------------------------
Thousands

ALLETE RSOP Stock Fund                                                               $158,523             $217,334
ADESA RSOP Stock Fund                                                                  41,711                    -
American Express Trust Income Fund II                                                  37,267               32,575
ALLETE Stock Fund                                                                         N/A               27,453
--------------------------------------------------------------------------------------------------------------------

                                                                NUMBER OF                                   FAIR
ALLETE RSOP STOCK FUND                                            SHARES                COST                VALUE
--------------------------------------------------------------------------------------------------------------------
Thousands

December 31, 2004        Allocated    - Common Stock              1,443               $27,991              $53,049
                                        Money Market                                      597                  597
--------------------------------------------------------------------------------------------------------------------
                                                                                       28,588               53,646
--------------------------------------------------------------------------------------------------------------------
                         Unallocated  - Common Stock              2,002                30,921               73,555
                                        Money Market                                   31,322               31,322
--------------------------------------------------------------------------------------------------------------------
                                                                                       62,243              104,877
--------------------------------------------------------------------------------------------------------------------
                                                                                      $90,831             $158,523
--------------------------------------------------------------------------------------------------------------------

December 31, 2003        Allocated    - Common Stock              1,196               $40,296             $109,772
                                        Money Market                                      954                  954
--------------------------------------------------------------------------------------------------------------------
                                                                                       41,250              110,726
--------------------------------------------------------------------------------------------------------------------
                         Unallocated  - Common Stock              1,144                45,249              105,001
                                        Money Market                                    1,607                1,607
--------------------------------------------------------------------------------------------------------------------
                                                                                       46,856              106,608
--------------------------------------------------------------------------------------------------------------------
                                                                                      $88,106             $217,334
--------------------------------------------------------------------------------------------------------------------

                                                                NUMBER OF                                   FAIR
ADESA RSOP STOCK FUND                                             SHARES                COST                VALUE
--------------------------------------------------------------------------------------------------------------------
Thousands

December 31, 2004        Allocated    - Common Stock              1,926               $13,274              $40,861
                                        Money Market                                      850                  850
--------------------------------------------------------------------------------------------------------------------
                                                                                      $14,124              $41,711
--------------------------------------------------------------------------------------------------------------------

                           ALLETE 2004 RSOP Form 11-K                         10

For the ADESA Stock Fund, the ALLETE Stock Fund, the ADESA RSOP Stock Fund and the ALLETE RSOP Stock Fund, each participant's account value is determined on a unit basis and consists of both common stock and cash invested in a money market fund. The unit value is adjusted each business day to reflect investment results including cash.

                                             ALLETE STOCK FUND                          ALLETE RSOP STOCK FUND
                                         ---------------------------------------------------------------------------
AS OF DECEMBER 31,                         2004             2003                       2004                 2003
--------------------------------------------------------------------------------------------------------------------
Thousands

Number of Units                             2,519            2,408                     10,891                9,140

Common Stock                              $11,477          $26,977                    $53,049             $109,772
Money Market                                  198              476                        597                  954
--------------------------------------------------------------------------------------------------------------------

Net Value                                 $11,675          $27,453                    $53,646             $110,726
--------------------------------------------------------------------------------------------------------------------

                                             ADESA STOCK FUND                            ADESA RSOP STOCK FUND
                                         ---------------------------------------------------------------------------
AS OF DECEMBER 31,                         2004             2003                       2004                 2003
--------------------------------------------------------------------------------------------------------------------
Thousands

Number of Units                             1,142             -                         3,178                -

Common Stock                              $14,296             -                       $40,861                -
Money Market                                  587             -                           850                -
--------------------------------------------------------------------------------------------------------------------

Net Value                                 $14,883             -                       $41,711                -
--------------------------------------------------------------------------------------------------------------------

NOTE 6 - REPAYMENT OF LOANS

The Trustee repays principal and interest on the First Loan and Second Loan with dividends paid on the shares of Common Stock in each suspense account and with certain employer contributions to the Plan. The shares of Common Stock acquired by the Trustee are held in the First Suspense Account and Second Suspense Account, and allocated to the accounts of Plan participants as the First Loan and Second Loan are repaid.

The First Loan was obtained from a third party lender and guaranteed by ALLETE. On August 21, 2004, the remaining principal payment of $1,364,000 was paid in full and 61,704 unallocated shares of Common Stock in the Plan, formerly pledged as collateral, were released for allocation to participants.

The Second Loan was obtained from ALLETE. There were 2,001,505 unallocated shares of Common Stock in the Plan pledged as collateral at December 31, 2004. Prepayments can be made without penalty. The lender has no rights against shares that are allocated under the Plan.

                              PRINCIPAL PAYMENTS
                           $75 MILLION 10.25% LOAN
                      -----------------------------------
                                  Thousands
                      2011                        $ 9,818
                      2012                         15,000
                      2013                         15,000
                      2014                         15,000
                      2015                         15,000
                      -----------------------------------

                                                  $69,818
                      -----------------------------------


NOTE 7 - SUBSEQUENT EVENT

As of February 15, 2005, the remaining $30.3 million of proceeds from the sale of 3.3 million shares of ADESA common stock related to unallocated ESOP shares had been used to purchase 759,725 shares of ALLETE common stock. (See Note 3.)

11                         ALLETE 2004 RSOP Form 11-K

                                                                      SCHEDULE I

                                        MINNESOTA POWER AND AFFILIATED COMPANIES
                                       RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                               PLAN NUMBER 002 / EMPLOYER IDENTIFICATION NUMBER 41-0418150
                                        SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                              FORM 5500 SCHEDULE H LINE 4i
                                                 AS OF DECEMBER 31, 2004
                                                        Thousands
(a)                       (b)                                            (c)                     (d)          (e)

                                                                   DESCRIPTION OF                          CURRENT
                  IDENTITY OF ISSUER                                 INVESTMENT                 COST <F1>   VALUE
----------------------------------------------------------------------------------------------------------------------
    ADESA RSOP STOCK FUND
     ADESA, Inc.                                             Common Stock - 1,926 Shares      $13,274     $ 40,861
  *  American Express Money Market II                        Money Market                         850          850
----------------------------------------------------------------------------------------------------------------------

          Total ADESA RSOP Stock Fund                                                         $14,124       41,711
----------------------------------------------------------------------------------------------------------------------

    ALLETE RSOP STOCK FUND
  *  ALLETE, Inc.                                            Common Stock - 3,445 Shares      $58,912      126,604
  *  American Express Money Market I                         Money Market                      30,373       30,373
  *  American Express Money Market II                        Money Market                       1,546        1,546
----------------------------------------------------------------------------------------------------------------------

          Total ALLETE RSOP Stock Fund                                                        $90,831      158,523
----------------------------------------------------------------------------------------------------------------------

    ADESA STOCK FUND
     ADESA, Inc.                                             Common Stock - 674 Shares                      14,296
  *  American Express Money Market II                        Money Market                                      587
----------------------------------------------------------------------------------------------------------------------

          Total ADESA Stock Fund                                                                            14,883
----------------------------------------------------------------------------------------------------------------------

    ALLETE STOCK FUND
  *  ALLETE, Inc.                                            Common Stock - 312 Shares                      11,477
  *  American Express Money Market II                        Money Market                                      198
----------------------------------------------------------------------------------------------------------------------

          Total ALLETE Stock Fund                                                                           11,675
----------------------------------------------------------------------------------------------------------------------

    COLLECTIVE FUND SECURITIES
  *  American Express Trust Bond Index Fund II               Collective Fund - 254 Shares                    3,613
  *  American Express Trust Income Fund II                   Collective Fund - 1,513 Shares                 37,267
  *  American Express Trust Small Cap Equity Index Fund II   Collective Fund - 84 Shares                     1,647
----------------------------------------------------------------------------------------------------------------------

          Total Collective Fund Securities                                                                  42,527
----------------------------------------------------------------------------------------------------------------------

    MUTUAL FUND SECURITIES
     Artisan International Fund                              Mutual Fund - 208 Shares                        4,616
  *  AXP New Dimensions Fund                                 Mutual Fund - 50 Shares                         1,208
     Dodge & Cox Stock Fund                                  Mutual Fund - 47 Shares                         6,168
     Fidelity Magellan Fund                                  Mutual Fund - 123 Shares                       12,724
     The Oakmark Equity and Income Fund                      Mutual Fund - 650 Shares                       15,280
     Oppenheimer Developing Markets Fund                     Mutual Fund - 290 Shares                        7,784
     Royce Low-Priced Stock Fund                             Mutual Fund - 750 Shares                       11,497
     Templeton Foreign Fund                                  Mutual Fund - 114 Shares                        1,406
     Vanguard Institutional Index Fund                       Mutual Fund - 139 Shares                       15,402
     Vanguard Mid-Cap Index Fund                             Mutual Fund - 101 Shares                        7,172
     William Blair Small Cap Growth Fund                     Mutual Fund - 322 Shares                        8,395
----------------------------------------------------------------------------------------------------------------------

          Total Mutual Fund Securities                                                                      91,652
----------------------------------------------------------------------------------------------------------------------

    SELF-MANAGED BROKERAGE ACCOUNTS                                                                          1,815
----------------------------------------------------------------------------------------------------------------------

  * PARTICIPANT LOANS                                        Loans Receivable from
                                                             Participants - 5% to 10.5%                      2,523
----------------------------------------------------------------------------------------------------------------------

    TOTAL INVESTMENTS                                                                                     $365,309
----------------------------------------------------------------------------------------------------------------------
*  Party in Interest
--------------------

<F1> Not required for participant directed transactions.

                           ALLETE 2004 RSOP Form 11-K                         12

                                                                     SCHEDULE II

                                        MINNESOTA POWER AND AFFILIATED COMPANIES
                                       RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                               PLAN NUMBER 002 / EMPLOYER IDENTIFICATION NUMBER 41-0418150
                                SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
                                              FORM 5500 SCHEDULE H LINE 4i
                                        FOR THE YEAR ENDED DECEMBER 31, 2004 <F1>

                                                        Thousands

             (a)                                        (b)                         (c)                  (d)

        DESCRIPTION OF                                                            COST OF              PROCEEDS
      IDENTITY OF ISSUER                            INVESTMENT                  ACQUISITIONS        OF DISPOSITIONS
----------------------------------------------------------------------------------------------------------------------
ADESA RSOP STOCK FUND
   ADESA, Inc.                             Common Stock - 3,342 Shares             $26,468              $65,862

ADESA RSOP BASIC PRE-89 STOCK FUND
   ADESA, Inc.                             Common Stock - 733 Shares                $4,992              $11,830

----------------------------------------------------------------------------------------------------------------------

<F1> Excludes participant directed transactions,  which are not required on this schedule.

13                         ALLETE 2004 RSOP Form 11-K

                                                                    SCHEDULE III

                                        MINNESOTA POWER AND AFFILIATED COMPANIES
                                       RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                               PLAN NUMBER 002 / EMPLOYER IDENTIFICATION NUMBER 41-0418150
                                           SCHEDULE OF REPORTABLE TRANSACTIONS
                                      IN EXCESS OF 5% OF FAIR VALUE OF PLAN ASSETS
                                              FORM 5500 SCHEDULE H LINE 4j
                                        FOR THE YEAR ENDED DECEMBER 31, 2004 <F1>
                                                        Thousands

         (a)                 (b)            (c)        (d)       (e)       (f)         (g)       (h)         (i)

                                                                                                CURRENT      NET
     IDENTITY OF         DESCRIPTION     PURCHASE    SELLING    LEASE     EXPENSE    COST OF     VALUE     GAIN OR
   PARTY INVOLVED         OF ASSET         PRICE      PRICE    RENTAL    INCURRED     ASSET    OF ASSET    (LOSS)
----------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTION

American Express            Money
    Money Market I         Market         $47,433       -         -          -          -       $47,433       -

ADESA, Inc.                Common
                            Stock            -       $47,433      -          -       $19,098    $47,433    $28,335


SERIES OF TRANSACTIONS
  - SAME SECURITY

ADESA, Inc.                Common
                            Stock            -       $77,692      -          -       $31,460    $77,692    $46,232

ALLETE, Inc.               Common
                            Stock         $47,443       -         -          -          -       $47,443       -

American Express            Money
    Money Market I         Market         $54,966       -         -          -          -       $54,966       -

American Express            Money
    Money Market I         Market            -       $24,041      -          -       $24,041    $24,041      $0

----------------------------------------------------------------------------------------------------------------------

<F1> Excludes participant directed transactions, which are not required on this schedule.

                           ALLETE 2004 RSOP Form 11-K                         14

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      MINNESOTA POWER AND AFFILIATED COMPANIES
                                     RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

                                     By:  ALLETE, Inc., its Plan Administrator
                                   ---------------------------------------------



June 10, 2005                                    Donald J. Shippar
                                   ---------------------------------------------
                                                 Donald J. Shippar
                                       President and Chief Executive Officer

15                         ALLETE 2004 RSOP Form 11-K

                                INDEX TO EXHIBITS


EXHIBIT
-------
   a    -    Consent of Independent Registered Public Accounting Firm




                           ALLETE 2004 RSOP Form 11-K

                                                                       EXHIBIT a

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement (No. 333-124455) on Form S-8 of ALLETE, Inc. of our report dated June 7, 2005, with respect to the statements of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan for the year ended December 31, 2004, the related statements of changes in net assets available for benefits for the year then ended, and the related supplemental schedules as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan.


Reilly, Penner & Benton LLP

Reilly, Penner & Benton LLP
Milwaukee, Wisconsin
June 7, 2005